SECU 14049965 ON

SEC MAIL PROCESSING SECTION
RECEIVED
APR 02 2014
WASH, D.C.
191

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-67911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLaughlin Ryder Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1421 Prince St.
(No. and Street)

Alexandria (City) VA (State) 22314 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Grebenstein (703) 684-9222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer, PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive (Address) Minneapolis (City) MN (State) 55425 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/17/14

OATH OR AFFIRMATION

I, Shawn McLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Ryder Investments, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Virginia
Michelle Glicklin - Notary Public
Commission No: 336211
My Commission Expires 3/31/2015

Notary Public

Signature

Title
Shawn P. McLaughlin
President & CEO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2013

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2013

CONTENTS

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, VA 22314

Report on the Financial Statements

We have audited the accompanying statements of Financial Condition of McLaughlin Ryder Investments, Inc. as of December 31, 2013 and 2012, and the related statements of operations, stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLaughlin Ryder Investments, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Boeyum + Borensetter PLLP

Minneapolis, Minnesota
February 28, 2014

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,	2013	2012
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 352,365	$ 319,499
Accounts receivable	48,754	42,399
Employee receivable	116,099	-
Prepaid expenses	6,430	1,839
Total current assets	**523,648**	**363,737**
PROPERTY AND EQUIPMENT		
Equipment	1,797	1,797
Accumulated depreciation	(1,249)	(649)
Net property and equipment	**548**	**1,148**
RESTRICTED CASH	**100,000**	**100,000**
GOODWILL	**110,697**	**110,697**
Total assets	**$ 734,893**	**$ 575,582**
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 334,331	$ 190,004
Accrued payroll & related benefits	53,633	19,539
Total current liabilities	**387,964**	**209,543**
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized 600 shares issued and outstanding	14,000	14,000
Additional paid-in capital	376,832	326,832
Retained deficit	(43,903)	25,207
Total stockholder's equity	**346,929**	**366,039**
Total liabilities and stockholder's equity	**$ 734,893**	**$ 575,582**

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,	2013	2012
REVENUE		
Commission revenue	$ 2,816,604	$ 2,571,347
Other revenues	68,101	97,421
Total revenue	**2,884,705**	**2,668,768**
EXPENSES		
Clearing fees	72,250	114,436
Payroll and related costs	2,257,873	1,853,449
Other administrative expenses	623,695	609,567
Total expenses	**2,953,818**	**2,577,452**
OTHER INCOME (EXPENSE)		
Interest income	3	-
Total other income (expense)	**3**	**-**
Net income (loss)	**$ (69,110)**	**$ 91,316**

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENTS OF STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock		Additional Paid-in	Retained Earnings	Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance at December 31, 2011	**600**	**$ 14,000**	**$ 326,832**	**$ (66,109)**	**$ 274,723**
Net income	-	-	-	91,316	91,316
Balance at December 31, 2012	**600**	**$ 14,000**	**$ 326,832**	**$ 25,207**	**$ 366,039**
Net income	-	-	-	(69,110)	(69,110)
Stockholder contributions	-	-	50,000	-	50,000
Balance at December 31, 2013	**600**	**$ 14,000**	**$ 376,832**	**$ (43,903)**	**$ 346,929**

* Effective October 27, 2010, the Company issued a 1,000 to 1 reverse stock split. This transaction reduced the shares outstanding to 600 and the shares authorized to 1,000.

The Notes to Financial Statements are an integral part of these statements.

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (69,110)	$ 91,316
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	600	599
Changes in operating assets and liabilities:		
Accounts receivable	(122,454)	(14,042)
Prepaid expenses	(4,591)	491
Accounts payable	117,134	127,443
Accrued expenses	61,287	(2,491)
Net cash used by operating activities	**(17,134)**	**203,316**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	-
Increase in restricted cash	-	-
Net cash provided (used) by investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder contributions	50,000	-
Net cash used by financing activities	**50,000**	-
Increase in cash	32,866	203,316
Cash, beginning of year	319,499	116,183
Cash, end of year	**$ 352,365**	**$ 319,499**

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

McLaughlin Ryder Investments, Inc. (the Company) was formerly known as Zander Evans Securities and was incorporated July 2, 2007. The company is registered in 36 states as a broker dealer under the Securities Exchange Act of 1934 and is a member of the FINRA. The Company became a registered broker dealer on December 1, 2008. The Company is wholly owned by McLaughlin Investments LLC (the Member).

Revenue Recognition:

Revenues from commission earned are recognized in the period the service is provided or the date of the trade transaction.

Cash:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Depreciation:

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

Description of Useful Lives:

The estimated useful lives of the property and equipment are 3-5 years for equipment.

Goodwill:

On September 15, 2010 the Member acquired 100% of the Company's outstanding common stock for $117,500. This purchase price exceeded the Company's net assets by $110,697 and is recorded on the Company's balance sheet as goodwill by applying push down accounting. Accounting principles general accepted in the United States of America prohibits the amortization of goodwill and requires that it be tested for impairment at least annually at a reporting unit level. The Company has early adopted ASU No. 2011-08 Testing Goodwill for Impairment and determined that there is no impairment of goodwill as of December 31, 2013 and 2012.

NOTE 1. (CONTINUED)

Restricted Cash:

The Company has $100,000 deposited with Pershing LLC. The deposit is restricted per an agreement between the Company and Pershing. This balance must remain deposited with Pershing so long as the Company remains using their brokerage platform.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

The Company, with stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax returns of the stockholders of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statements.

The Company has not been audited by the Internal Revenue Service, and accordingly the business tax returns for the past three years are open to examination. Management has evaluated its tax positions and has concluded that they do not result in anything that would require either recording or disclosure in the financial statements based on the criteria set forth in Accounting Standards Codification (ASC) section 740.

Reclassifications:

Certain reclassifications have been made to the 2012 financial statements in order for them to be in conformity with the 2013 presentation.

Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 28, 2014, the date of the financial statements were available to be issued.

NOTE 2. RETIREMENT PLAN

The Company sponsors a qualified defined contribution 401(k) profit sharing plan for all full-time employees who meet the plan participation criteria. The Company's plan provides for matching contributions equal to a percent of the eligible employee's compensation. The Company is also permitted to make discretionary contributions on an annual basis. Matching contributions amounted to $53,633 and $40,456 for the years ended December 31, 2013 and 2012. There were no discretionary contributions made during the years ended December 31, 2013 and 2012.

NOTE 3. LEASES

The Company leases its office facilities under an agreement that expires on April 30, 2024. The Company's portion of the lease requires payments of approximately $17,880 per month with increases on an annual basis per the lease agreement. The Company's total rental expense during the years ended December 31, 2013 and 2012 amounted to $188,911 and $197,480, respectively.

Estimated future minimum lease payments under the lease at December 31, 2013 are as follows:

YEAR ENDING DECEMBER 31,	
2014	$ 214,562
2015	$ 220,999
2016	$ 227,628
2017	$ 234,457
2018	$ 241,491
Thereafter	$ 1,414,805
	$ 2,553,942

NOTE 4. RELATED PARTY DISCLOSURES

The Company has an agreement with the Member for re-payment and division of applicable expenses. These expenses include rent, payroll and other administrative expenses. During the year ended December 31, 2013 and 2012, the Company expenses incurred with related parties were approximately $2,878,000 and $2,344,000, respectively. The amount owed to the Member at December 31, 2013 and 2012 included in current liabilities amounts to approximately $307,137 and $198,640, respectively. The Company had receivables from McLaughlin Ryder Advisory Services, LLC (MRAS, LLC) of $3,693 and $9,990 related to clearing fees paid by the Company as of December 31, 2013 and 2012. MRAS, LLC is a wholly owned subsidiary of the Member and a Registered Investment Advisor.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2013, the Company had a net capital of $109,463 which was $83,600 in excess of its required net capital of $25,864. The Company's net capital ratio was 3.544 to 1 at December 31, 2013.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(ii) exemption. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per part IIA Focus (unaudited)	$ 109,858
Reconciling items:	
Miscellaneous adjustment	(359)
Net Capital (as audited)	**$ 109,463**

NOTE 6. CONTINGENCIES

The Company is involved in legal actions arising in the normal course of business. The costs of settlements and related professional fees have been expensed as incurred and are included in other operating expenses in the accompanying statement of operations. Any amounts unpaid are accrued for and included in accounts payable and accrued expenses in the statement of financial condition. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial statement

MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

SCHEDULE OF NET CAPITAL

DECEMBER 31, 2013				
Total stockholders' equity			$	**346,931**
Deduction and/or charges:				
Non-allowable assets:				
Accounts receivable and work in process	$	164,853		
Commission receivables aged less than 30 days		(45,061)		
Total disallowable accounts receivable		119,792		
Other assets		117,127		
Property and equipment, net		548		**237,467**
Net capital before haircuts on securites owned				**109,464**
Haircuts on securities positions				-
Net capital				**109,464**
AGGREGATE INDEBTEDNESS				
Total liabilities from balance sheet				**387,964**
REQUIRED NET CAPITAL				
FINRA required N.C. (6.67% Aggr. Ind.)	$	25,864		
Regulatory minimum net capital requirement		5,000		
Required net capital (greater of two measures)				**25,864**
EXCESS NET CAPITAL				
Net capital	$	109,464		
Required net capital		25,864		
Excess net capital			**$**	**83,600**
S.E.C. EARLY WARNING REQUIREMENT				
10% of Aggregate Indebtedness	$	38,796		
120% of Required Net Capital		31,037		
Early Warning Threshhold (greater of two measures)			**$**	**38,796**
Net Capital Above Early Warning Threshhold			**$**	**70,668**
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO				
Aggregate indebtedness	$	387,964		
Net capital		109,464		
Ratio				**3.544 to 1**

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, Virginia

In planning and performing our audit of the financial statements of McLaughlin Ryder Investments, Inc. (the Company) as of December 31, 2013 and 2012 and for the years then ended, in accordance with auditing standards generally accepted in the United States of America, we considered McLaughlin Ryder Investments, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency or combination of significant deficiencies in, internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baujum & Boresaster PLLP

Minneapolis, Minnesota
February 28, 2014

McLaughlin Ryder
INVESTMENTS, INC

April 1, 2014

SEC Headquarters
100 F Street, NE
Washington, DC 20549-2000

SEC MAIL PROCESSING
RECEIVED
APR 02 2014
WASH, DC
191
SECTION

RE: McLaughlin Ryder Investments, Inc. (CRD=147529)
Annual Filing of Audited Financial Statements

To Whom It May Concern:

Due to a clerical error, the Independent Accountant's Report on SIPC Assessment Reconciliation was omitted from the audited financial reports that were recently delivered to your office. Please note that corrected copies are included with this correspondence.

Please contact me at 703-684-9222 or at sgrebenstein@mclaughlinryder.com with any questions.

Respectfully,

Scott A. Grebenstein
Chief Financial Officer

Enclosure: (2) Annual Audited Financial Reports

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON SIPC ASSESSMENT RECONCILIATION

Board of Directors
McLaughlin Ryder Investments, Inc.
Alexandria, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by McLaughlin Ryder Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating McLaughlin Ryder Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McLaughlin Ryder Investments, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled check, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which included the Focus filings and audited financial statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 28, 2014

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832